EXHIBIT 99.1

NewsRelease

TransCanada to Issue First Quarter 2014
Financial Results May 2

CALGARY, Alberta – April 21, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold a teleconference and webcast on Friday, May 2, 2014 to discuss its first quarter 2014 financial results.

Russ Girling, TransCanada president and chief executive officer, Don Marchand, executive vice-president and chief financial officer and members of the executive leadership team will discuss TransCanada’s first quarter financial results and company developments at 1 p.m. (MT) / 3 p.m. (ET).

Analysts, members of the media and other interested parties are invited to participate by calling 800.565.0813 or 416.340.8527 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on May 9, 2014.  Please call 800.408.3053 or 905.694.9451 and enter pass code 1890056.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522